

January 26, 2011

Mr. Scott Lieberman
Chief Executive Officer
International Development and Environmental Holdings
1173A Second Avenue, Suite 327
New York, NY 10065

> **Re:** **International Development and Environmental Holdings**
> **Item 4.01 Form 8-K/A**
> **Filed January 20, 2011**
> **File No. 000-54106**

Dear Mr. Lieberman:

We have reviewed your Item 4.01 Form 8-K/A and have the following comments.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K/A Filed January 20, 2011

1. We refer to the fiscal year dates disclosed in the first and second paragraphs. Please amend your Form 8-K to disclose that Enterprise CPAs, Ltd. acted as your independent registered public accounting firm for the fiscal years ended February 28, 2010 and February 28, 2009.

2. We refer to your disclosure in the third paragraph. Please amend your Form 8-K to state that the reports of Enterprise CPA's were dated June 15, 2009 and June 15, 2010.

3. It does not appear that you were responsive to prior comment four, in our letter dated November 3, 2010. In this regard, please tell us the status of obtaining a letter from your former accountants indicating their agreement with your disclosures. If there is a specific reason why your former accountants have not yet provided this letter, such as unresolved matters between you and your former accountants, revise your disclosure to explain to your investors the nature of the delay in obtaining this letter. If you cannot obtain the letter, disclose in the Form 8-K that you are unable to obtain the letter. Otherwise, confirm to us that you expect to receive this letter shortly and will file an amendment to

your Item 4.01 Form 8-K to provide this letter as Exhibit 16 upon its receipt. Please note that your former accountants will need to state their agreement with the disclosures in your revised Form 8-K, taking into account the changes requested in the comments above.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief